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            Orckit Communications Reports 2007 Third Quarter Results

TEL AVIV, Israel, November 6 -- Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the third quarter and nine months ended September 30, 2007.

Revenues in the third quarter of 2007 were $1.7 million compared to $1.9 million in the previous quarter ended June 30, 2007 and $15.0 million in the comparable quarter last year.

Net loss for the quarter ended September 30, 2007 was $6.5 million, or $(0.41) per share, compared to a net loss of $6.4 million, or $(0.40) per share, for the previous quarter ended June 30, 2007 and net income of $985,000, or $0.06 per diluted share, for the comparable quarter last year. Results for the quarters ended September 30, 2007 and June 30, 2007 included financial income of $936,000 and $1.6 million, respectively, which resulted from adjustments due to the conversion terms of the Company's convertible notes issued in March 2007. There was no such financial income in the comparable quarter last year.

Revenues for the nine months ended September 30, 2007 were $8.1 million compared to $54.6 million for the nine months ended September 30, 2006. Net loss for the nine months ended September 30, 2007 was $18.5 million, or $(1.17) per share, compared to net income of $7.1 million, or $0.42 per diluted share, for the nine months ended September 30, 2006. Results for the nine months ended September 30, 2007 included financial income of $2.5 million which resulted from adjustments due to the conversion terms of the Company's convertible notes issued in March 2007. There was no such financial income in the comparable period last year.

Izhak Tamir, President of Orckit, commented, "We believe that 2007 has become an inflection point for Fiber To The Home (FTTH) deployment in the last mile, as it continues to gain momentum with large-scale deployments by first tier telecom service providers in the Far-East and in the U.S. Our metro solution, the CM-4000 Packet Transport Switch, offers carriers an optimal solution for providing high-end high-capacity video services and applications based on High-Definition IPTV.

Mr. Tamir added, "We continue to experience interest in the CM-4000 from carriers to complement high bandwidth local loop deployments with an ultra-high-bandwidth metro platform to meet network requirements for this new era. Evaluations of the CM-4000 are on track and we expect selections for commercial deliveries in 2008."

He concluded, "We are excited about the
opportunities that lie ahead, and are encouraged by the potential that exists for our technology and product line as demand for high capacity bandwidth continues to grow. We believe that current evaluations could lead to commercial deployments with first tier carriers world-wide, as our solutions and technology gain further recognition."

Outlook and Guidance

For the quarter ending December 31, 2007, we expect revenues to be approximately $1.7 million, with net income of approximately $6.3 million and net income per diluted share of approximately $0.37. The expected net income in the quarter ending December 31, 2007, compared to the net losses we have reported in the first three quarters of 2007, results from one-time income of approximately $14.2 million derived from the settlement of a commercial dispute addressing legacy operations that was announced earlier this quarter. This guidance does not take into account financial income or loss due to valuation of conversion terms included in our $25.8 million principal amount of convertible subordinated notes that were issued in March 2007. Such income or loss is subject to certain factors, including our share price, and cannot be estimated at this time. In the quarter ended September 30, 2007, we recognized $936,000 of financial income as a result of adjustments due to these conversion terms.

Conference Call

Orckit  Communications  will host a  conference  call on  November  6,  2007,
at 11 a.m.  EST.  The call can be  accessed  by  dialing 1-?888-459-5609   in
the  United  States  and   1-?973-321-1024   internationally.   A  replay  of
the call will be available at http://www.orckit.com. A replay of the call will be also available through November 13, 2007 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally.
To access this replay, enter the following code: 9282264.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW



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                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                        Three Months Ended                             Nine Months Ended
                                                          September 30                                   September 30
                                                 2007                  2006                    2007                   2006
                                                 ----                  ----                    ----                   ----



Revenues                                   $        1,694   $                14,961      $        8,120   $                  54,626

Cost of revenues                                      889                     6,933               3,911                      26,318
                                                   ------                    ------              ------                      ------
Gross profit                                          805                     8,028               4,209                      28,308

Research and development expenses, net              4,969                     3,640              14,840                      11,862

Selling, marketing general and
administrative expenses                             4,387                     4,236              12,492                      11,801
                                                   ------                    ------              ------                      ------
Total operating expenses                            9,356                     7,876              27,332                      23,663
                                                   ------                    ------              ------                      ------
Operating income (loss)                           (8,551)                       152             (23,123)                      4,645

Financial income, net                               1,130                       833               2,117                       2,454
Adjustments due to convertible notes
conversion terms                                      936                         0               2,545                           0
                                                      ---                         -               -----                           -
Total financial income, net                         2,066                       833               4,662                       2,454
                                                   ------                    ------              ------                      ------
Net income (loss)                          $       (6,485)   $                  985      $      (18,461)   $                  7,099
                                                   ======                    ======              ======                      ======
Net income (loss) per share - basic        $        (0.41)   $                 0.06      $        (1.17)   $                   0.46
                                                   ======                    ======              ======                      ======
Net income (loss) per share - diluted      $        (0.41)   $                 0.06      $        (1.17)   $                   0.42
                                                   ======                    ======              ======                      ======
Weighted average number of shares
outstanding - basic                                15,845                    15,588              15,777                      15,343
                                                   ======                    ======              ======                      ======
Weighted average number of shares
outstanding - diluted                              15,845                    16,282              15,777                      16,775
                                                   ======                    ======              ======                      ======

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                                          ORCKIT COMMUNICATIONS LTD.
                                                         CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                                          September 30                   December 31
                                                                                              2007                          2006
                                                                                              ----                          ----

Current assets:

    Cash and short term marketable securities                        $                      58,996   $                   46,011
    Trade receivables                                                                          122                        1,581
    Other receivables                                                                        3,174                        2,077
    Inventories                                                                              1,496                        3,464
                                                                                            ------                       ------
          Total  current assets                                                             63,788                       53,133

Long term marketable securities                                                             34,673                       40,561
Severance pay fund                                                                           3,308                        3,173
Property and equipment, net                                                                  1,572                        2,490
Deferred issuance costs, net                                                                   827                            0
                                                                                            ------                       ------
          Total  assets                                              $                     104,168   $                   99,357
                                                                                            ======                       ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                   $                       3,973   $                    4,907
    Accrued expenses and other payables                                                      9,905                       10,134
    Deferred income                                                                          1,327                        3,196
                                                                                            ------                       ------
          Total current liabilities                                                         15,205                       18,237

Long term liabilities :

    Convertible subordinated notes                                                          27,528                            0
    Adjustments due to convertible notes conversion terms                                  (2,983)                            0
                                                                                           -------                            -
    Convertible subordinated notes, net                                                     24,545                            0

    Accrued severance pay and other                                                          4,934                        4,257
                                                                                            ------                       ------
        Total long term liabilities                                                         29,479                        4,257

          Total liabilities                                                                 44,684                       22,494

Shareholders' equity                                                                        59,484                       76,863
                                                                                            ------                       ------
          Total  liabilities and shareholders' equity                $                     104,168   $                   99,357
                                                                                            ======                       ======

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